DECHERT LLP

1900 K Street, N.W.

Washington, D.C. 20006

(202) 261-3300

April 28, 2020

VIA EDGAR CORRESPONDENCE

Mr. Chad D. Eskildsen

Staff Accountant

Division of Investment Management,

Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fenimore Asset Management Trust

File Nos. 811-4750 and 33-7190

Dear Mr. Eskildsen:

On behalf of Fenimore Asset Management Trust (the “Trust”) and its three separate investment series, FAM Value Fund, FAM Dividend Focus Fund and FAM Small Cap Fund (the “Funds”), I wish to respond to the comment that you recently provided to me over the telephone with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of various of the Trust’s financial statement filings made on behalf of the Funds. The proposed response on behalf of the Trust to the comment that you provided is set forth below.

Comment: In the Trust’s Annual Report to Shareholders for the fiscal year ended December 31, 2019, Note No. 1 to the Financial Statements discloses that each of the Funds is a “diversified” open-end, management investment company registered under the Investment Company Act of 1940, as amended. In accordance with Item 16(a) of Form N-1A, similar disclosure should also be included in the Trust’s Statement of Additional Information noting that each of the Funds is classified as a “diversified” open-end, management investment company.

Response: The subject disclosure will be added to the Statement of Additional Information that is included in the Trust’s Registration Statement on Form N-1A at the time of the next annual update of the Registration Statement on April 29, 2020.

* * * *

Mr. Chad D. Eskildsen

Division of Investment Management

April 28, 2020

I trust that the foregoing is responsive to your comment.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley